UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DD3 Acquisition Corp.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

G2692M103
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2692M103	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS DD3 Mex Acquisition Corp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 191,300
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 191,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,300*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Includes 191,300 ordinary shares, no par value per share (“Ordinary Shares”), held directly by DD3 Mex Acquisition Corp (the “Sponsor”) and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Dr. Martin M. Werner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 430,800
	6.	SHARED VOTING POWER 191,300
	7.	SOLE DISPOSITIVE POWER 430,800
	8.	SHARED DISPOSITIVE POWER 191,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,100*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 191,300 Ordinary Shares held directly by the Sponsor and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Jorge Combe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 430,800
	6.	SHARED VOTING POWER 191,300
	7.	SOLE DISPOSITIVE POWER 430,800
	8.	SHARED DISPOSITIVE POWER 191,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,100*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 191,300 Ordinary Shares held directly by the Sponsor and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

DD3 Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	DD3 Mex Acquisition Corp

(ii)	Dr. Martin M. Werner

(iii)	Jorge Combe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico.

Item 2(c).	Citizenship:

DD3 Mex Acquisition Corp is a company organized under the laws of Mexico, and each of Dr. Martin M. Werner and Jorge Combe are citizens of Mexico.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G2692M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. G2692M103	13G	Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned:

DD3 Mex Acquisition Corp – 191,300

Martin M. Werner – 622,100

Jorge Combe – 622,100

(b)	Percent of class:

DD3 Mex Acquisition Corp – 2.6%

Martin M. Werner – 8.6%

Jorge Combe – 8.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

DD3 Mex Acquisition Corp – 0

Martin M. Werner – 430,800

Jorge Combe – 430,800

CUSIP No. G2692M103	13G	Page 7 of 9 Pages

(ii)	Shared power to vote or to direct the vote:

DD3 Mex Acquisition Corp – 191,300

Martin M. Werner – 191,300

Jorge Combe – 191,300

(iii)	Sole power to dispose or to direct the disposition of:

DD3 Mex Acquisition Corp – 0

Martin M. Werner – 430,800

Jorge Combe – 430,800

(iv)	Shared power to dispose or to direct the disposition of:

DD3 Mex Acquisition Corp – 191,300

Martin M. Werner – 191,300

Jorge Combe – 191,300

The securities held directly by DD3 Mex Acquisition Corp (the “Sponsor”) are held indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

The percentages used herein are calculated based upon 7,223,200 Ordinary Shares outstanding as of January 30, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2019, filed with the Securities and Exchange Commission on January 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. G2692M103	13G	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G2692M103	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

DD3 MEX ACQUISITION CORP

By:	/s/ Martin M. Werner
	Name:	Martin M. Werner
	Title:	Authorized Representative

/s/ Martin M. Werner
	Name:	Martin M. Werner

/s/ Jorge Combe
	Name:	Jorge Combe